Filed by PharmAthene, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: PharmAthene, Inc. Commission File No.: 333-215891

CORPORATE PRESENTATION April 2017

FORWARD-LOOKING STATEMENT DISCLOSURE

Any statements made in this presentation relating to future financial or business performance, conditions, plans, prospects, trends, or strategies and other financial and business matters, including without limitation, the potential closing date of the proposed transaction, the amount of PharmAthene's net cash at closing, the prospects for commercializing or selling any products or drug candidates, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, when or if used in this press release, the words "may," "could," "should," "anticipate," "believe," "estimate," "expect," "intend," "plan," "predict" and similar expressions and their variants, as they relate to PharmAthene, Altimmune or the management of either company, before or after the anticipated merger, may identify forward-looking statements. PharmAthene and Altimmune caution that these forward-looking statements are subject to numerous assumptions, risks, and uncertainties, which change over time. Important factors that may cause actual results to differ materially from the results discussed in the forward-looking statements or historical experience include risks and uncertainties, including the failure by PharmAthene or Altimmune to secure and maintain relationships with collaborators; risks relating to clinical trials; risks relating to the commercialization, if any, of PharmAthene's or Altimmune's proposed product candidates (such as marketing, regulatory, product liability, supply, competition, and other risks); dependence on the efforts of third parties; dependence on intellectual property; and risks that PharmAthene or Altimmune may lack the financial resources and access to capital to fund proposed operations. Further information on the factors and risks that could affect PharmAthene's business, financial conditions and results of operations are contained in PharmAthene's filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov.

Other risks and uncertainties are more fully described in PharmAthene's Annual Report on Form 10-K for the year ended December 31, 2016 filed with the SEC, and in other filings that PharmAthene makes and will make with the SEC in connection with the proposed transactions, including the Proxy Statement/Prospectus/Consent Solicitation described below under "Important Additional Information about the Merger." Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The statements made herein speak only as of the date stated herein, and subsequent events and developments may cause our expectations and beliefs to change. While we may elect to update these forward-looking statements publicly at some point in the future, we specifically disclaim any obligation to do so, whether as a result of new information, future events or otherwise, except as required by law. These forward-looking statements should not be relied upon as representing our views as of any date after the date stated herein.

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IMPORTANT ADDITIONAL INFORMATION ABOUT THE MERGER

This communication is being made in respect of the proposed merger involving PharmAthene, Inc. and Altimmune, Inc. PharmAthene has filed with the Securities and Exchange Commission, or SEC, a current report on Form 8-K, which included the merger agreement and related documents. In addition, PharmAthene has filed a registration statement on Form S-4 with the SEC, which contains a proxy statement/prospectus/consent solicitation and other relevant materials. The proxy statement/prospectus/consent solicitation contains information about PharmAthene, Altimmune, the proposed merger and related matters. STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY, AS THEY CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING A DECISION ABOUT THE MERGER AND RELATED MATTERS. In addition to receiving the proxy statement/prospectus/consent solicitation and proxy card by mail, stockholders will also be able to obtain the proxy statement/prospectus/consent solicitation, as well as other filings containing information about PharmAthene, without charge, from the SEC's website (http://www.sec.gov) or, without charge, by directing a written request to: PharmAthene, Inc., One Park Place, Suite 450, Annapolis, Maryland 21401, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in Solicitation

PharmAthene and its executive officers and directors may be deemed to be participants in the solicitation of proxies from PharmAthene's stockholders with respect to the matters relating to the proposed merger transaction. Altimmune and its officers and directors may also be deemed a participant in such solicitation. Information regarding PharmAthene's executive officers and directors is available in PharmAthene's Annual Report on Form 10-K filed with the SEC on March 14, 2017. Information regarding any interest that PharmAthene, Altimmune or any of the executive officers or directors of PharmAthene or Altimmune may have in the transaction with Altimmune is set forth in the proxy statement/prospectus/ consent solicitation that PharmAthene filed with the SEC in connection with its stockholder vote on matters relating to the proposed merger transaction. Stockholders can obtain this information by reading the proxy statement/prospectus/consent solicitation filed with the SEC.

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PHARMATHENE/ALTIMMUNE 4 are merging to create an immunotherapeutics company targeting infectious diseases PharmAthene, Inc. (NYSE MKT: PIP) and As announced January 19, 2017

COMBINED COMPANY — 5 By combining forces, we have created a diversified immunotherapeutics company with: • A portfolio of promising clinical and preclinical product candidates targeting attractive commercial markets • Product candidates with clear advantages over current standard of care • Innovative platform technologies for continued growth • A strong competitive position in the anthrax vaccines market – $230 million annual sales • The opportunity to leverage existing government contracting expertise to provide current and near - term revenue

KEY BENEFITS OF THE TRANSACTION AND MERGER AGREEMENT

Special Cash Dividend:	PharmAthene's special one-time cash dividend of $2.91/share of CS paid on February 3, 2017
Cash Position of NewCo at Merger Closing:	Approx. $20M cash and cash commitments, sufficient well into 2Q18 and multiple clinical milestones
Financing Agreement:	$5.0M committed in any post-closing financing by Novartis Ventures, HealthCap, Truffle Capital and others
Synergies:	Expected realized efficiencies primarily in G&A and use of tax loss carrybacks of $11M
Reverse Stock Split:	Prior to the effective date at a ratio mutually agreed to by Altimmune and PharmAthene

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KEY TERMS OF THE TRANSACTION 7 Proposed Transaction: Pro Forma Ownership: Next Steps: Name: Corporate Headquarters: Public Market: Tax - free, all stock transaction Altimmune equity holders 58.2% FD Consent Solicitation in process Stockholder meeting and vote scheduled May 4 th Altimmune, Inc. Gaithersburg, MD NASDAQ; ticker symbol ALT

PRODUCT PIPELINE

Novel product candidates utilizing new approaches to engage the immune system, offering fundamental advantages over competing therapies

PRODUCT	PRECLINICAL / PHASE 1 / PHASE 2	NEAR-TERM MILESTONES
NasoVAX	Seasonal Influenza	Phase 2 starts 3Q17 Initial data expected 1Q18
	Pandemic Influenza	Development in concert with seasonal indication
HepTcell	Chronic Hepatitis B	Ongoing Phase 1 Initial data expected 4Q17
SparVax-L	Anthrax Vaccine	NHP bridging study 2H17 Data expected 1H18
NasoShield	Anthrax	Phase 1 starts 1Q18 Data expected 2Q18
Oncosyn	Cancer	Preclinical program

Technologies
- RespirVec
- Densigen
- Recomb. Protein

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PROPRIETARY PLATFORM TECHNOLOGIES 9 Two distinct, complementary vaccine platform technologies activate the immune system in different ways than traditional vaccines RespirVec • Replication - deficient adenovirus delivered intranasally to upper respiratory tract • Early and broad activation of the immune system including antibody, cellular, mucosal and innate arms • Rapid production cycle • Product Candidates • NasoVAX • NasoShield Densigen • Activation of diseased cell killing by T cells • Innovative peptide modification improves immunogenicity (fluorocarbon tail) • Ability to target multiple pathogen antigens simultaneously • Strong, directed cellular responses without HLA restriction • Product Candidates • HepTcell • Oncosyn

N aso VAX INTRANASAL SEASONAL INFLUENZA VACCINE Market • Global influenza market to reach $10.2 billion by 2022 1 • $2.0 billion annual U.S. flu vaccine market 2 • Annual deaths on par with breast cancer in the U.S. 3 with average annual vaccine efficacy of 40% between 2005 - 2015 4 • FluMist $288M in 2015 5 NasoVAX Key Differentiators • Broad cross - protection against mis - matched virus strains • Rapid protection (days rather than weeks) • Mucosal immunity at site of infection • Use in special populations including the young and old • Faster, cheaper manufacturing cycle Upcoming Milestones • Phase 2 enrollment expected to start 3Q17, initial data expected 1Q18 1 Research and Markets: Trends and Opportunities Report, 2 World Health Organization, 3 Journal of Epidemiology 4 CDC, 5 AstraZeneca FY15 financial results 10

Rapid protection within 2 days • Vaccination led to cross - protection across multiple influenza strains in mice o Expected to protect even if virus changes after vaccine manufactured • Intranasal route provides rapid protection o Superior protection in 2 days o Rapid protection indicates activation of innate immune system, not just antibody - development 0 5 10 15 20 25 0 20 40 60 80 100 Days P e r c e n t s u r v i v a l Placebo NasoVAX-NC.1 Protection against divergent influenza strain 0 5 10 15 20 25 0 20 40 60 80 100 Days P e r c e n t s u r v i v a l Placebo NasoVAX-NC.1 NasoVAX – NC.1 v. California 2009 Placebo v. California 2009 0 5 10 15 0 20 40 60 80 100 Days Post-Challenge P e r c e n t s u r v i v a l Intramuscular (-2 days) Placebo (-2 days) Intranasal (-2 days) Influenza candidate based on RespirVec platform N aso VAX PRECLINICAL DATA 11

NasoVAX: PHASE 2 CLINICAL DEVELOPMENT

Monovalent H1 Proof of Concept Study Initial data 1Q 2018	**Part A– safety & immunogenicity of single intranasal dose (3 dose levels)** • Evaluation of antibody response to both matched and divergent strains • Cellular, innate and mucosal immunity **Part B starts mid-year 2018 – influenza challenge study** • Half challenged at day 4, remainder at standard 28 day interval • Endpoints = signs/symptoms of influenza; viral shedding
Quadrivalent Dose Ranging Study FPI 2H 2018	• 3 cohorts of healthy adults including healthy elderly • Will include active comparator with licensed seasonal vaccine • Antibody response and other measures of immunogenicity assessed one month post-vaccination and at later timepoints to assess durability
Quadrivalent Dose Confirmation	• Approximately 500 subjects to collect additional safety and immunogenicity data on chosen dose in preparation for EOP2 • Timing to overlap influenza season so that initial look at protective efficacy may be feasible • May run parallel studies in high risk special populations

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13 Phase 1 Chronic Hepatitis B immunotherapeutic using the Densigen technology • T cell activating approach offers potential for disease cure • Ongoing Phase 1, initial data expected 4Q17 • Coverage against all known HBV strains expected • Designed for genetically diverse populations (Asian, African, etc.) • 240 million people chronically infected worldwide with >1 million HBV - related deaths/year 6 and a ~$3 billion global market 7 • Currently licensed therapies control but do not eliminate chronic infection 6 Hepatitis B Foundation 7 Hepatitis B Therapeutics in Major Developed Markets to 2021, GBI Research, Sep. 2015 HepTcell

HepTcell: PRECLINICAL DATA

Elicits killing of autologous cells 'infected' with HBV

- Mouse cells with either HBV proteins or unrelated viral proteins injected into mice vaccinated with HepTcell
- Within 1 day, 91.7% of HBV loaded cells were eliminated



Vaccinated animal
Count
P3
P4
FITC-A
cell+flu
cell+HBV



Control animal
Count
P3
P4
FITC-A
cell+flu
cell+HBV

Surmounts HBV-induced immune tolerance

- Immunized mice generated robust T cell response in presence of HBV infection



IFNγ-producing cells in spleen
IFNγ+ SFC/10^6 splenocytes
4000
3000
2000
1000
0
Excipient
FP-02.2 + IC31
Excipient
FP-02.2 + IC31
Control
AAV-HBV



IFNγ-producing cells in liver
IFNγ+ SFC/10^6 splenocytes
4000
3000
2000
1000
0
Excipient
FP-02.2 + IC31
Excipient
FP-02.2 + IC31
Control
AAV-HBV

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HepTcell: CLINICAL DEVELOPMENT

Phase 1

Double-blinded, placebo-controlled trial in 60 patients

- Chronic Hepatitis B disease population controlled with tenofovir or entecavir
- Dosing at Days 1, 29, and 57
- Low vs high dose HepTcell ± IC31 adjuvant
- Controlled for placebo and IC31 effects

Study Objectives

- Primary: Assess safety and tolerability
- Secondary: T cell response
- Exploratory: Quantitative HBsAg levels
- Initial data available 4Q 2017, late safety and quant sAg in 1H 2018

Phase 2

2018

- Confirm dose and explore schedule based on P1 results
- Global study under IND to start 4Q 2018
- Anticipate 120 - 200 patients

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FUTURE GENERATION ANTHRAX VACCINES

- BioThrax (Anthrax Vaccine Adsorbed) or “AVA”, is the only anthrax vaccine with FDA approval
  - $237 million in sales in 2016[8]
- Important limitations include
  - Protection requires 6 months and 3 injections[9]
  - Injection site local adverse reactions in 60-80% of subjects after first dose[9]
- Two government funded complimentary next generation anthrax vaccines
  - SparVax-L – $15M NIAID contract, including all options
  - NasoShield – $127M BARDA contract, including all options
  - No additional investment by Altimmune for either of these programs

[8] Emergent BioSolutions Inc. website; [9] BioThrax MSDS

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17 FUTURE GENERATION ANTHRAX VACCINES SparVax - L Recombinant Protective Antigen (rPA) Anthrax Vaccine • Next generation lyophilized anthrax vaccine (NIAID funded) • Highly purified recombinant protective antigen • Non - human primate bridging study could be initiated 2H17 • Enhanced convenience and cost - effectiveness (PEP regimen) - 2 dose IM regimen - Enhanced convenience (prefilled syringe) - >6 year shelf life • Vaccine efficacy equal to or better than the licensed product • SparVax - L suited to fulfill stockpile requirement NasoShield Recombinant Vector Anthrax Vaccine • Next generation anthrax vaccine (BARDA funded) • First - in - class virally vectored recombinant PA vaccine - Safe viral vector cannot replicate • Efficacy of single intranasal dose non - inferior to multiple injections of approved vaccine (BioThrax) • Protective immunity threshold reached in half the time and more durable than rPA - based vaccines - Protection predicted in 2 versus 5 weeks • Intranasal route for convenience and simplicity • Highly stable at refrigerated and ambient temperatures • NasoShield suited to fulfill stockpile requirement

18 S parVax - L AND N aso S hield : PRECLINICAL DATA NasoShield — Single Dose Non - inferiority vs BioThrax (AVA) Faster, more durable protection 0 5 10 15 20 25 0 20 40 60 80 100 Survival Following Challenge Days to Death (Post-Challenge) P e r c e n t s u r v i v a l Placebo NasoShield 1.5E+09 vp NasoShield 3.5E+10 vp BioThrax 1:16 dil 0 10 20 30 40 50 60 70 80 90 100 0.01 0.1 1 10 100 Study Day G M T T N A ( N F 5 0 ) NasoShield or BioThrax TNA titer correlated with 95% probability of survival BioThrax Challenge Placebo NasoShield, 3 x 10 10 vp BioThrax, 1:16, X 2 Toxin Neutralizing Antibody Lyophilized 6 years at 2 - 8 ° C SparVax - L has Maximum Stability Storage at refrigerator temperature Superior immunogenicity of SparVax - L vs SparVax Reference Standard

ANTHRAX VACCINE PROGRAMS

NasoShield Phase 1 1Q 2018 N=145	**Design**: - 4 escalating dose cohorts with single intranasal dose - 1 cohort with highest dose repeated at day 21 - Intranasal placebo control for each cohort - Also randomized to open label AVA comparator **Endpoints:** - Safety and immunogenicity
SparVax-L NHP 2H 2017	**Design:** Currently under discussion with NIAID

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COMBINED COMPANY MILESTONES

We expect $20 million in cash and cash commitments at merger, plus BARDA and NIAID contract revenue, to be sufficient to fund milestones well into 2Q18.

3Q 2017	NasoVAX Phase 2 trial initiation
4Q 2017	SparVax-L NHP bridging study HepTcell initial Phase 1 data
1Q 2018	NasoShield Phase 1 trial initiation NasoVAX initial Phase 2 data SparVax-L NHP data
2Q 2018	NasoShield initial Phase 1 data

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21 STRONG EXECUTIVE MANAGEMENT TEAM Bill Enright President and Chief Executive Officer Elizabeth A. Czerepak Chief Financial Officer and Executive Vice President of Corporate Development Scot Roberts, Ph.D. Chief Scientific Officer Sybil Tasker, M.D., MPH, FACP, FIDSA Senior Vice President of Clinical Research and Development Altimmune, Inc. GenVec, Inc. Altimmune, Inc. Bear Stearns Health Innoventures Altimmune, Inc. ImQuest BioSciences, Inc. Altimmune, Inc. Genocea Biosciences

David Drutz, M.D. (Chairman) – Chairman Bill Enright – CEO and Director Philip Hodges – Director Klaus Schafer, M.D. – Director Mitchel Sayare, Ph.D. – Chairman John M. Gill – CEO and Director Derace Schaffer, M.D. – Director Extensive Experience Composition: Director Previous Position Altimmune PharmAthene 22 COMBINED BOARD OF DIRECTORS • Public company Board members in the life sciences industry • Valuable guidance and relationships for ongoing efforts

COMBINED COMPANY — 23 By combining forces, we have created a diversified immunotherapeutics company with: • A portfolio of promising clinical and preclinical product candidates targeting attractive commercial markets • Product candidates with clear advantages over current standard of care • Innovative platform technologies for continued growth • A strong competitive position in the anthrax vaccines market – $230 million annual sales • The opportunity to leverage existing government contracting expertise to provide current and near - term revenue

24 CORPORATE PRESENTATION April 2017